[redacted]

09042269

SEC
Mail Processing
Section

AUG 28 2009

Washington, DC
121

n. a.
9/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2008** (MM/DD/YY) AND ENDING **June 30, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Golden Beneficial Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Ste.111
(No. and Street)

Houston TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Woods **(713)781-9708**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Kinard & Co.,P.C.
(Name – *if individual, state last, first, middle name*)

400 Pine, Ste.600, Abilene, TX 79601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/12

OATH OR AFFIRMATION

I, Jennifer Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corporation, as of the 30th of June, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEAN H. LEIDELMEYER
MY COMMISSION EXPIRES
December 20, 2011

8-27-9

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

GOLDEN BENEFICIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED JUNE 30, 2009

CONTENTS

Report of Independent Registered Public Accounting Firm....1

FINANCIAL STATEMENTS:

Statement of Financial Condition....2

Statement of Income....3

Statement of Comprehensive Income....4

Statement of Shareholders' Equity....5

Statement of Cash Flows....6

Notes to Financial Statements....7

SUPPLEMENTAL INFORMATION:

Schedule I – Computation of Aggregate Indebtedness And Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission....11

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-1....12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5....13

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Golden Beneficial Securities Corporation:

We have audited the accompanying statement of financial condition of **Golden Beneficial Securities Corporation** as of June 30, 2009, and the related statement of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Golden Beneficial Securities Corporation** as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
August 14, 2009

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2009

Assets

Cash and cash equivalents	$	337,640
Cash deposits with clearing organizations		113,870
Available for sale securities		80
Commissions receivable		318,340
Prepaid expenses		200
Property and equipment, net		1,756
Total assets	$	771,886

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable	$	54,045
Accrued liabilities		133,362
Commissions payable		118,737
Income taxes payable		30,298
Introduced account deficits		59,196
Deferred income taxes		4,216
Total liabilities		399,854
Shareholders' Equity		
Common stock, $1.00 par value; 100,000 shares authorized; 30,000 shares issued and outstanding		30,000
Additional paid-in-capital		175,088
Retained earnings		166,985
Net unrealized depreciation on available for sale securities		(41)
		372,032
Total Liabilities and Shareholders' Equity	$	771,886

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Income
Year Ended June 30, 2009

Revenues		
Commissions, fee and interest income	$	4,881,223
Operating Expenses		
Clearing fees		1,108,212
Commission expense		1,833,043
Management service and expense		1,273,613
Other		538,772
Total Operating Expenses		4,753,640
Income before provision for income taxes		127,583
Provision for income taxes		32,622
Net income	$	94,961

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Comprehensive Income
Year Ended June 30, 2009

Net income	$	94,961
Other items of comprehensive income		
Change in unrealized depreciation on investment securities available for sale, before tax		(41)
Comprehensive income before tax		94,920
Income tax benefit related to other items of comprehensive income		-
Comprehensive income	$	94,920

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Shareholders' Equity
Year Ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Depreciation on Available for Sale Securities	Total Shareholders' Equity
Balance at June 30, 2008	$ 30,000	$ 175,088	$ 72,024	$ (3)	$ 277,109
Net income			94,961		94,961
Net change in unrealized depreciation on available for sale securities				(38)	(38)
Total shareholders' equity	$ 30,000	$ 175,088	$ 166,985	$ (41)	$ 372,032

The accompanying notes are an
integral part of these financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities		
Net income	$	94,961
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		850
Deferred income tax		8,959
Changes in operating assets and liabilities:		
Deposits with clearing organizations		8,508
Commissions receivable		(17,287)
Prepaid expenses		86
Accounts payable		15,228
Accrued liabilities		39,145
Commissions payable		(81,177)
Income taxes payable		18,827
Net cash provided by operating activities		88,100
Net change in cash and cash equivalents		88,100
Cash and Cash equivalents at beginning of year		249,540
Cash and Cash equivalents at end of year	$	337,640
Supplemental disclosures of cash flow information		
Interest paid	$	-
Income taxes paid		-

The accompanying notes are an
integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

A summary of **Golden Beneficial Securities Corporation's** (the "Company") significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Nature of Business

Beneficial Securities Corporation ("Beneficial") was organized on October 27, 1997 under the laws of the State of Texas to engage solely in the business of a registered broker-dealer and is registered with the SEC and FINRA. Effective March 23, 1999, Beneficial changed its name to **Golden Beneficial Securities Corporation** (the "Company"). The Company operates in Houston, Texas brokering investments to a select group of investors primarily in the equity securities industry.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with financial institutions and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Commissions Receivable

Commissions receivable represents amounts owed to the Company which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis and establishes an allowance for doubtful accounts for specific accounts the Company considers uncollectible. At June 30, 2009, an allowance for doubtful accounts was not considered necessary as all accounts were considered collectible.

Property and Equipment

Property and equipment is stated at cost. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income. Property and equipment consists of computer equipment with a cost of $5,952, net of accumulated depreciation of $4,196.

Depreciation

Depreciation is provided on a straight-line basis in amounts sufficient to relate the cost of depreciable assets over their estimated service lives, generally three to seven years. Depreciation expense charged to operations for the year ended June 30, 2009 totaled $850.

Note 1: Summary of Significant Accounting Policies - *continued*

State Income Taxes

The Company is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the period ended June 30, 2009. Accordingly, a provision and liability for state income tax has been included in the accompanying financial statements.

Federal Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Related Party Transactions

An affiliate related through common ownership, Augusta Securities, Ltd. ("Augusta") provides several management and administrative services on behalf of the Company and charges management fees for these services. The management fees are not necessarily indicative of the cost that would have been incurred had the Company been a separate and independent operation. For the year ended June 30, 2009, management fees totaled $1,234,470 and are included in operating expenses on the accompanying statement of income. At June 30, 2009, the Company owed Augusta $133,362 which is included in accrued liabilities on the accompanying statement of financial condition.

Note 3: Income Taxes

The provision for income taxes consists of the following components:

Current expense - Federal	$	18,827
Current expense - State		4,836
Deferred liability - Federal		8,959
Total	$	32,622

The temporary differences that give rise to deferred taxes are related to using the cash basis for income tax reporting and the accrual basis for financial reporting.

Note 3: Income Taxes - *continued*

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition are as follows:

Deferred tax assets:		
Accounts payable, accrued liabilities and commissions payable	$	104,088
Deferred tax liabilities:		
Commission receivable		(108,236)
Prepaid expenses		(68)
Net deferred tax liability	$	(4,216)

The Company files a calendar year tax return.

Note 4: Marketable Securities

Securities consist of stock and these securities are classified as available for sale, which are carried at fair value. At June 30, 2009, available for sale securities with a cost of $121 had a fair value of $80 with unrealized gains and losses being excluded from earnings and included as a component of other comprehensive income. At June 30, 2009, the net unrealized loss was not reported net of tax due to the insignificance of the tax effect. The Company uses the specific identification method in determining realized gains and losses on the sale of securities.

Note 5: Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, the Company had net capital of $369,127, which was $342,470 in excess of its required net capital of $26,657. The Company net capital ratio was 1.08 to 1.

Note 6: Commitments and Contingencies

The nature of the Company's business subjects it to claims, lawsuits/arbitrations, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate resolution of such matters cannot be determined at the current time and there can be no assurance that these matters will not have a material adverse effect on the Company in any future period. However, it is the opinion of management that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition or operating results of the Company.

Note 6: Commitments and Contingencies - *continued*

The Company has entered into agreements with brokers ("carrying brokers") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance sheet risk in that it may be responsible for losses incurred by the carrying brokers resulting from a customer's failure to complete securities transactions as provided for in the arrangements. At June 30, 2009, the Company has accrued $59,196 for these losses. This amount is included in introduced account deficits on the accompanying statement of financial condition.

SUPPLEMENTAL INFORMATION

GOLDEN BENEFICIAL SECURITIES CORPORATION

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2009

Net Capital:		
Shareholders' Equity from Statement of Financial Condition	$	372,032
Non Allowable Assets		(2,893)
		369,139
Haircuts:		
Other Securities - 15% of Current Market Value		12
NET CAPITAL	$	369,127
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $399,854)	$	26,657
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		342,470
Excess Net Capital at 1000%	$	329,142
Computation of aggregate indebtedness:		
Total Liabilities from Statement of Financial Condition	$	399,854
Ratio:		
Aggregate Indebtedness to Net Capital		1.08 to 1

Reconciliation with Company's Computation
(included in Part II of Form X-17a-5 as of June 30, 2009)

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	392,174
Less:		
Tax adjustment		(27,786)
Depreciation adjustsment		(850)
Non allowable asset adjustment		5,589
Net Capital as Reported Above	$	369,127

GOLDEN BENEFICIAL SECURITIES CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
REQUIREMENTS PURSUANT TO RULE 15C-3
AS OF JUNE 30, 2009

Golden Beneficial Securities Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-1. Accordingly, there are no items to report under the requirements of this rule.

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Golden Beneficial Securities Corporation:

In planning and performing our audit of the financial statements of **Golden Beneficial Securities Company** (the Company), as of and for the year ended June 30, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
August 14, 2009